EXHIBIT 21.1

VeriTeQ Corporation
List of Subsidiaries

Company Name	Ownership	Country or State of Incorporation/Formation
VeriTeQ Acquisition Corporation	100.0%	Florida
PositiveID Animal Health Corporation	100.0%	Florida
VTQ IP Holding Corporation	100.0%	Delaware
Signature Industries Limited (in liquidation)	98.5%	United Kingdom